Exhibit 23.1

Consent of Registered Independent Public Accounting Firm

The Board of Directors and Stockholders
Revlon, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Revlon, Inc. of our report dated March 9, 2005, with respect to the consolidated balance sheets of Revlon, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related statements of operations, stockholders' deficiency and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2004 and the related financial statement schedule, which report appears in the December 31, 2004 annual report on Form 10-K of Revlon, Inc.

KPMG LLP
New York, New York
March 10, 2005